

June 9, 2011

Mr. James E. Parisi
Chief Financial Officer
CME Group, Inc.
20 South Wacker Drive
Chicago, Illinois 60606

>   **Re: CME Group, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-31553**

Dear Mr. James E. Parisi:

    We have reviewed your response letter dated April 28, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Financial Statements and Notes

Note 18 – Contingencies, page 96

1.   We have considered your response to comment three. Further to our previous comment, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.   In addition, to the extent the plaintiff has requested in public filings, a quantified amount please explain why a range of reasonably possible loss cannot be determined. For cases that have been outstanding for several years we would expect that at some point you would be able to come up with a range of possible loss (i.e., Fifth Market and Real Time).

2.   In your disclosures you have stated that your contingency matters will not have a material adverse affect on your consolidated financial position or results of operations.   It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material".   Please revise this language in future filings to ensure your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof.   Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

Note 5 – Contingencies, page 14

3.   We note that you have used the phrase "estimated potential damages" in your revised disclosures within your March 31, 2011 10-Q.   This language is not contemplated by Topic 450 of the Financial Accounting Standards Codification.   Please revise your disclosures in future filings to use the phrase "reasonably possible loss".

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3486 if you have any questions.

                                                Sincerely,

                                                Daniel L. Gordon
                                                Branch Chief